UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: January 15, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No ☒

Explanatory Note

During June 2012, Teekay Tankers Ltd. (or the Company) acquired from Teekay Corporation (or Teekay) seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the “2012 Acquired Business”). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay $25 million in new Class A common shares at a price of $5.60 per share and made a cash payment of $1.1 million to Teekay. In addition, in the third quarter of 2012, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business.

The Company accounts for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay’s historical carrying value of the acquired vessels is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to reflect these vessels and their related operations and cash flows during the periods under common control of Teekay.

This Form 6-K is being filed to provide the audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations (or MD&A) of the Company as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which have been retroactively adjusted to include the Acquired Business for relevant periods. The audited financial statements and the MD&A are filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated by reference herein.

(a)	Exhibits.

Exhibit Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Audited financial statements of Teekay Tankers Ltd. as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teekay Tankers Ltd. as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

101	Interactive Data File relating to the materials in this report on Form 6-K is formatted in Extensible Business Reporting Language (XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: January 15, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)